File No. 82-34880





ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/03/2006

TIME: 10:00:18

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Trading Halt

SUPPL

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Dw 4/4


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

17 March 2006

Metabolic Pharmaceuticals Limited

TRADING HALT

The securities of Metabolic Pharmaceuticals Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Tuesday, 21 March 2006 or when the announcement is released to the market.

Security Code: MBP

Kate Kidson
Senior Adviser, Issuers (Melbourne)


metabolic

Friday, 17 March 2006

Ms Kate Kidson
The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Via Facsimile No. 9614 0303

Dear Ms. Kidson,

Metabolic Pharmaceuticals Limited – Trading Halt Request

Metabolic Pharmaceuticals Limited (MBP) requests a trading halt for two Business Days in accordance with Listing Rule 17.1.

The reason for the trading halt request is that MBP expects to shortly make an announcement detailing the results of a capital raising.

MBP is not aware of any reason why the trading halt should not be granted by ASX. Furthermore MBP is not aware of any other relevant information in relation to this request.

Yours sincerely,

Belinda Shave
Company Secretary



ASX
AUSTRALIAN STOCK EXCHANGE

File No. 82-34880

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/03/2006

TIME: 10:11:45

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Raises A$13m in private placement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



ASX Announcement **metabolic** 21 March 2006

Metabolic completes A$13 million share placement

- ***$A13.0 million raised through placement to predominantly institutional investors (both international and Australian)***
- ***Funds raised will advance drug pipeline for pain, osteoporosis and oral delivery of peptides***
- ***Cash reserves now at A$27.2 million***

Placement

Metabolic today announced that it has successfully completed a private placement of 30.2 million shares at 43 cents to raise $13.0 million. The issue was predominantly placed (99%) with international and Australian institutional investors.

The placement, which was managed by BBY Limited in Australia and their strategic partner, Jefferies Inc in the US, resulted in continued support from existing institutional shareholders of Metabolic and the introduction of several new high profile institutions to the Metabolic share register.

The lead investor in the placement was Indus Capital Partners, LLC, an investment management firm based in New York, with affiliated offices in London, Hong Kong and Tokyo, that advises private investment funds and has over US$4 billion in assets under management.

Dr Roland Scollay, CEO of Metabolic said "the Board believed a capital raise of this size was appropriate at this point so that the development of our pipeline, in particular the clinical stage drugs for pain and osteoporosis can proceed according to plan. We believe that the greatest value for our shareholders lies in moving the development process as quickly as possible."

The placement price of $0.43 per share represents a 2% discount to Metabolic's closing share price on 16 March 2006. The placement represents an 11% discount to the 30-day volume weighted average price as at 16 March 2006.

The terms of the capital raised also included 8.0 million options to subscribe for future shares, as shown in the following table:

Shares	Initial Capital
30.2 million shares issued at 43 cents	$13.0 million
Options	**Additional Capital Raised if Options Exercised**
6.4 million options issued at 55 cents exercise price with an expiry date of June 2007	$3.5 million (by June 2007)
1.6 million options issued at 90 cents exercise price with an expiry date of September 2007	$1.4 million (by September 2007)

The shares issued in the placement will rank equally with the Company's existing ordinary shares and will represent 10.6% of the new total issued capital of Metabolic. The options, if exercised, will also rank equally.

Dr. Scollay stated "we are very pleased with the strong institutional support in this placement, and new international interest in our company and its projects. This support demonstrates a recognition of the quality and potential of our development pipeline, which includes two phase 2 clinical stage drugs targeting billion dollar markets for obesity and pain, a potential clinical stage drug for osteoporosis, and several very interesting preclinical projects."

Application of new placement funds

The funds raised from the placement will progress Metabolic's drug pipeline including the further clinical development of its potential blockbuster drugs, AOD9604 for obesity and osteoporosis, and ACV1 for pain. More specifically, these funds will primarily be used to advance:

- the upcoming Phase 2A human clinical trials for ACV1, scheduled to commence in Q306;
- the planning and preparation for the Phase 2B trials for ACV1;
- further studies to progress the obesity drug, AOD9604 for the additional indication of osteoporosis;
- further preclinical studies to progress technology to enable oral delivery of peptides; and
- continued work on Metabolic's NRP project in collaboration with Neuren.

The current trial for the Phase 2B low-dose human clinical study with AOD9604 was already financed from existing funds.

Funding position

Funds raised from this placement add substantially to Metabolic's current sound financial position, with cash reserves following the placement now at A$27.2 million. Metabolic expects that this will be sufficient to fund the current Phase 2B AOD9604 low dose study and to advance the activities referred to above.

Future capital needs are largely dependent on the outcome of Metabolic's clinical trials, and the success of its discussions with potential pharmaceutical company partners. Metabolic believes that, if partnership arrangements are entered into, future licensing income from the obesity and/or pain projects has the potential to contribute significantly to the Company's additional future capital needs.

As reported previously, Metabolic continues to hold discussions with potential partners in relation to Metabolic's two leading drug candidates, AOD9604 for obesity and ACV1 for pain. While the funds raised in this placement significantly strengthen the company's position in these discussions, there can be no assurances that any such discussions will result in concluded partnership arrangements within any specified timeframe.

ENDS -

About Metabolic

Metabolic Pharmaceuticals Limited (ASX: MBP, OTC: MBPLY) is an ASX listed biotechnology company based in Melbourne, Australia with 254 million shares on issue. The Company employs 23 staff and is led by an experienced and proven management team. The Company's mission is to bring to the market innovative drugs which will improve people's lives and return value to stakeholders.

Metabolic has two high-value, innovative drugs in late-stage human clinical development and several exciting drugs in the research pipeline. Both its clinical stage drugs, for obesity and neuropathic pain, address multi-billion dollar markets which are poorly served by existing drugs. Metabolic commenced a Phase 2B human clinical trial of its obesity drug (AOD9604) in October 2005, and plans to commence a Phase 2A human clinical trial of its pain drug (ACV1) in Q306. Metabolic also has discovery programs targeting type 2 diabetes, osteoporosis and a collaboration agreement with Neuren Pharmaceuticals Limited (ASX:NEU) in the field of nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Background to AOD9604 (for Obesity)

AOD9604 is a 16 amino acid, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Counteraction of this imbalance by daily dosing with AOD9604 is believed to normalize suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule. AOD9604 has been through a Phase 2B clinical trial which showed good indications of efficacy and an excellent tolerability profile, and a further low dose study commenced in Q405, with expected completion in early Q107.

Background to ACV1 (for Pain)

ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side effects. The potential range of indications for ACV1 extends to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 is a 16 amino acid peptide which specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effects. A Phase 1 clinical trial was successfully completed in Q405 and Phase 2A is in preparation.

Background information on the drug development process

The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world.*
5. *Marketing and sales*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1	***Phase 2***	***Phase 3***
Initial safety study in healthy human subjects or patients. *Of short duration.*	*Studies in a limited patient population designed to:* *- to identify possible adverse effects and safety risks in the patient population (2A); and* *- determine the efficacy of the product for specific targeted diseases (2B);* *- to determine tolerance and optimal dosage (2B).*	*Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).*

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700

File No. 82-34880



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/03/2006

TIME: 16:46:36

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice under section 708A(5)(e)

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



metabolic

24 March 2006

Notice under section 708A(5)(e) of the *Corporations Act 2001* (Cth)

Issuer: METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862

Details of the issue of securities

Class of securities	Ordinary	Unquoted Options	Unquoted Options
ASX Code of the securities	MBP	MBPAW	MBPAY
Date of the issue	24 March 2006	24 March 2006	24 March 2006
Total number of securities issued	30,154,882	6,410,976	1,578,750

Notice

1. Metabolic Pharmaceuticals Limited gives ASX (as the relevant market operator) notice relating to the issue of securities identified above.

2. This notice is given under paragraph 5(e) of section 708A of the *Corporations Act 2001* (Cth).

3. Metabolic Pharmaceuticals Limited issued the securities identified above without disclosure to investors under Part 6D.2 of the *Corporations Act 2001* (Cth).

4. As at the date of this notice, Metabolic Pharmaceuticals Limited has complied with:

   (a) the provisions of Chapter 2M of the *Corporations Act 2001* (Cth) as they apply to it; and

   (b) section 674 of the *Corporations Act 2001* (Cth).

5. There is no excluded information (as defined in section 708A(7) of the *Corporations Act 2001* (Cth)) as at the date of this notice.

Signed for and on behalf of Metabolic Pharmaceuticals Limited

BShave

Belinda Shave
Company Secretary
24 March 2006

File No. 82-34880



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/03/2006

TIME: 16:46:57

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(a) Ordinary Shares (ASX Code: MBP) (b) Unquoted Options (ASX Code: MBPAW) (c) Unquoted Options (ASX code: MBPAY)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 30,154,882 Ordinary Shares (ASX Code: MBP) (b) 6,410,976 Unquoted Options (ASX Code: MBPAW) (c) 1,578,750 Unquoted Options (ASX Code: MBPAY)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(a) 30,154,882 Ordinary Shares (ASX Code: MBP) (b) 6,410,976 Unquoted Options (ASX Code: MBPAW) - Exercise Price: $0.55 - Expiry Date: 24 June 2007 (c) 1,578,750 Unquoted Options (ASX Code: MBPY - Exercise Price: $0.90 - Expiry Date: 24 September 2007

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(a) Yes (b) Not applicable – unquoted securities (c) Not applicable – unquoted securities
5	Issue price or consideration	(a) Share Placement of 30,154,882 Ordinary Shares (ASX Code: MBP) at $0.43 per share – total $12,966,600. (b) 6,410,976 Unquoted Options (ASX Code: MBPAW) :issued in conjunction with the share placement - Nil. (c) 1,578,750 Unquoted Options (ASX Code: MBPAY) issued in conjunction with the share placement - Nil.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Share Placement to provide working capital to be applied to the company's current drug development projects.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 March 2006

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	284,565,483	MBP

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,709,800	MBPAQ
		183,333	MBPAU
		873,213	MBPAA
		6,410,976	MBPAW
		1,578,750	MBPAY

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ The Ordinary Shares described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Company secretary) Date: 24 March, 2006

Print name: BELINDA SHAVE

== == == == ==

Australian Securities &
Investments Commission



Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Metabolic Pharmaceuticals Limited

~~ACN~~/ABN
96 083 866 862

Corporate key
57418576

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited (Att: B. Shave)

ASIC registered agent number (if applicable)

Telephone number
9860 5700

Postal address
Level 3
509 St Kilda Road, Melbourne Vic 3004

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
☐ Director
☒ Company secretary

Signature
B Shave

Date signed
24/03/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
Ordinary	30,154,882	43 cents	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

24/03/06

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract? N/A

☐ **Yes**

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No